2300 NW Corporate Boulevard
Suite 123
Boca Raton, FL 33431
Telephone (800) 998-9964
Facsimile (561) 995-2449
December 4, 2008
United States Securities
 and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Peggy Fisher, Assistant Director

RE:	Vicor Technologies, Inc. (the “Company”) Commission File Number 333-147308 Registration Statement on Form SB-2
Dear Ms. Fisher:
On behalf of the Company, we herewith request withdrawal of the above-captioned Registration Statement on Form SB-2, File Number 333-147308, originally filed with the Securities and Exchange Commission on November 13, 2007.
This request is being made pursuant to the provisions of Rule 477 under the Securities Act of 1933, as amended. We herewith confirm that no sales of the Company’s securities covered by the Registration Statement have been made, and that this request for withdrawal is herewith communicated before the effective date of the Registration Statement.
Should you have any questions or comments with regard to the above, please do not hesitate to contact me.

Very truly yours,
/s/ David H. Fater
David Fater
Chief Executive Officer